UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 25, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Kyivstar wins Ukraine 3G license

Amsterdam (February 25, 2015) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announces that Kyivstar, its wholly owned and market leading subsidiary in Ukraine, has been awarded one of three licenses to provide nationwide 3G services in the 2100 Mhz band for a price of UAH 2.7 billion (~USD 100million).

Jo Lunder, Chief Executive Officer of VimpelCom, commented: “We are very pleased to have acquired high quality spectrum to address a number of immediate requirements in Ukraine. Kyivstar is the leading operator in the Ukrainian market, with the highest number of smartphone users ready for 3G on its network. This successful outcome will enable us to continue to provide the best network quality and enhanced services to our customers.”

The launch of 3G will allow the people of Ukraine to now experience the faster speeds and innovative services enjoyed by people all over the world. It will be beneficial to the economy and will help many businesses connect with their customers in new and innovative ways.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the grant of a 3G license to Kyivstar and its anticipated benefits and impact on our operations. The Company also notes that although Kyivstar has won the tender for a 3G license in the 3G auction in Ukraine, the results of the auction remain subject to final approval by the National Commission for the State Regulation of Communications and Informatization of Ukraine. The forward-looking statements in this release are based on the best assessment of management. The actual outcome may differ materially from these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 and other public filings made by VimpelCom Ltd. with the U.S Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom Ltd. disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Report, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2014 VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.

Gerbrand Nijman/Remco Vergeer	Bobby Leach/Artem Minaev

ir@vimpelcom.com	pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

2